Dreyfus Premier Blue Chip Fund
Statement of Investments
February 28, 2005 (Unaudited)

Common Stock-92.3%	Shares		Value($)
Consumer Discretionary-14.7%			
Catalina Marketing	18,000		485,100
Interpublic Group of Companies	70,000		919,800
Kohl's	14,000	a	670,180
Liberty Media	90,000	a	912,600
McDonald's	9,000		297,720
Time Warner	35,900	a	618,557
Viacom, Cl. B	22,000		767,800
			4,671,757
Consumer Staples-8.7%			
Altria Group	10,000		656,500
Coca-Cola	29,000		1,241,200
Nestle, ADR	12,500		868,750
			2,766,450
Energy-3.1%			
ChevronTexaco	10,000		620,800
Exxon Mobil	5,500		348,205
			969,005
Financial-14.5%			
Bank of America	13,000		606,450
Citigroup	6,000		286,320
Federal Home Loan Mortgage	15,000		930,000
Federal National Mortgage Association	21,000		1,227,660
J.P. Morgan Chase & Co.	10,000		365,500
Marsh & McLennan Cos.	35,000		1,142,750
PHH	1,400	a	29,400
			4,588,080
Health Care-19.9%			
Bristol-Myers Squibb	24,000		600,720
Cardinal Health	24,000		1,405,200
Coventry Health Care	6,268	a	395,511
McKesson	17,400		649,716
Merck & Co.	25,000		792,500
Pfizer	42,000		1,104,180
Schering-Plough	39,100		740,945
Wyeth	15,000		612,300
			6,301,072

Industrials-11.2%			
Career Education	33,000	a	1,126,950
Cendant	30,000		663,600
Corinthian Colleges	72,000	a	1,244,880
General Electric	15,000		528,000
			3,563,430
Information Technology-17.9%			
BISYS Group	67,000	a	992,940
Electronic Data Systems	72,000		1,533,600
First Data	21,000		861,420
Microsoft	46,000		1,158,280
Sabre Holdings	27,000		569,160
Unisys	75,000	a	576,000
			5,691,400
Telecommunication Services-2.3%			
SBC Communications	30,000		**721,500**
Total Common Stocks			
(cost $26,337,521)			**29,272,694**

Other Investments-9.3%	Shares		Value($)
Registered Investment Companies:			
Dreyfus Institutional Preferred Plus Money Market Fund			
(cost $2,964,000)	2,964,000	b	**2,964,000**

Short Term Investments-3.2%	Principal Amount($)	Value($)
U.S. Treasury Bills:		
2.42%, 3/24/2005	1,002,000	**1,000,437**
(cost $1,000,451)		

Total Investments(cost $33,301,972)	104.8%	**33,237,131**
Liabilities, Less Cash and Receivables	(4.8%)	**(1,509,558)**
Net Assets	100.0%	**31,727,573**

ADR- American Depository Receipts.

a Non-income producing.

b Investments in affiliated money market mutual funds.

c Securities valuation policies and other investment related disclosures are hereby incorporated by reference in the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Premier Balanced Opportunity Fund
Statement of Investments
February 28,2005 (Unaudited)

Common Stock-67.6%	Shares		Value($)
Consumer Discretionary-9.5%			
Blyth	140,000		4,450,600
Catalina Marketing	335,000		9,028,250
Disney(Walt)	24,000		670,560
Interpublic Group of Companies	1,000,000	a	13,140,000
Kohl's	280,000	a	13,403,600
Liberty Media	1,100,000	a	11,154,000
McDonald's	200,000		6,616,000
Time Warner	700,000	a	12,061,000
Viacom, Cl. B	450,000		15,705,000
Wal-Mart Stores	30,000		1,548,300
			87,777,310
Consumer Staples-6.5%			
Altria Group	235,000		15,427,750
CVS	175,000		8,720,250
Coca-Cola	400,000		17,120,000
General Mills	5,000		261,850
Nestle, ADR	240,000		16,680,000
Procter & Gamble	40,000		2,123,600
			60,333,450
Energy-3.4%			
ChevronTexaco	230,000		14,278,400
ConocoPhillips	6,000		665,340
Exxon Mobil	270,000		17,093,700
			32,037,440
Financial-10.2%			
American Express	8,000		433,200
American International Group	21,351		1,426,247
Bank of America	360,000		16,794,000
Bank of New York	12,500		378,125
Berkshire Hathaway, Cl. A	65	a	5,863,000
Citigroup	330,000		15,747,600
Federal Home Loan Mortgage	100,000		6,200,000
Federal National Mortgage Association	310,000		18,122,600
Fidelity National Financial	14,300		632,632
Fifth Third Bancorp	7,200		322,344
J.P. Morgan Chase & Co.	400,000		14,620,000
Marsh & McLennan Cos.	400,000		13,060,000
PHH	20,000	a	420,000
Wachovia	12,200		646,722
			94,666,470
Health Care-14.8%			
Abbott Laboratories	8,700		400,113
Bristol-Myers Squibb	420,000		10,512,600
Cardinal Health	400,000		23,420,000
Coventry Health Care	220,000	a	13,882,000
IMS Health	520,000		12,662,000
Johnson & Johnson	22,200		1,456,320
Lilly(Eli) & Co.	8,300		464,800
McKesson	550,000		20,537,000
Medtronic	8,400		437,808
Merck & Co.	300,000		9,510,000
Pfizer	820,000		21,557,800
Schering-Plough	460,000		8,717,000
Wyeth	325,000		13,266,500
			136,823,941

Industrials-8.3%			
Career Education	560,000	a,b	19,124,000
Cendant	450,000		9,954,000
Corinthian Colleges	1,100,000	a	19,019,000
Danaher	9,000		487,530
Emerson Electric	17,400		1,153,968
General Electric	520,000		18,304,000
3M	8,000		671,520
Tyco International	215,100		7,201,548
United Parcel Service, Cl. B	9,000		697,410
United Technologies	4,400		439,472
			77,052,448
Information Technology-13.6%			
Accenture	16,500	a	421,575
BISYS Group	1,300,000	a	19,266,000
Cisco Systems	46,900	a	816,998
Computer Associates International	858		23,243
Computer Sciences	9,100	a,b	420,693
Dell	32,100	a	1,286,889
Electronic Data Systems	900,000		19,170,000
First Data	410,000		16,818,200
Fiserv	475,000	a	18,021,500
Intel	44,600		1,069,508
International Business Machines	20,300		1,879,374
Microsoft	925,000		23,291,500
Oracle	70,600	a	911,446
Sabre Holdings	460,000		9,696,800
SunGard Data Systems	16,200	a	422,982
Texas Instruments	12,600		333,522
Unisys	1,600,000	a	12,288,000
			126,138,230
Telecommunication Services-1.3%			
SBC Communications	500,200	b	**12,029,810**
Total Common Stocks			
(cost $574,743,017)			**626,859,099**

Preferred Stocks-2.4%

Auto Manufacturing-.7%			
General Motors,			
Cum., $1.84	250,000	b	**6,273,450**
Banking-.2%			
Bank One Capital VI,			
Cum., $1.2	30,000		795,939
BancWest Capital I,			
Cum., $2.375	50,000		1,309,375
			2,105,314
Financial-.9%			
Citigroup Capital VII,			
Cum., $1.78	300,000		**7,837,500**
Telecommunications-.6%			
Verizon South,			
Cum., Ser.F, $1.75	220,000		**5,781,886**
Total Prefered Stocks			
(cost $21,719,294)			**21,998,150**

Bonds and Notes-28.6%

Agricultural Biotechnology-1.1%			
Altria Group,			
Notes, 6.375%, 2/1/2006	10,315,000		**10,543,570**
Airlines-0%			
US Airways Inc,			
Enhanced Equipment Notes,			
Ser. C, 8.93%, 10/15/2009	114,798	c	**11**
Asset-Backed Certificates-Credit Cards-.1%			
MBNA Master Credit Card Note Trust,			
Ser. 2002-C1, Cl. C1, 6.8%, 7/15/2014	343,000		**376,877**
Auto Manufacturing-.2%			
Ford Motor Co, Notes:			
8.875%, 4/1/2006	1,015,000		1,048,887
7.25%, 10/1/2008	500,000		524,645
			1,573,532
Auto Trucks & Parts-.2%			
Johnson Controls,			
Notes, 6.3%, 2/1/2008	2,000,000		**2,119,864**
Banking-1.3%			
Bank of America Corp.,			
Sr. Notes, 6.375%, 5/15/2005	1,074,000		1,081,391
Sub Notes, 7.125%, 3/1/2009	3,200,000		3,517,994
Sr. Notes, 4.375%, 12/1/2010	665,000		663,665
First Union,			
Sub. Notes, 6.4%,4/1/2008	2,000,000		2,144,722
US Bank NA,			
Notes, 2.85%, 11/15/2006	4,000,000		3,937,616
Wells Fargo Bank,			
Sub.Deb., 7.55%,6/21/2010	1,000,000		1,139,698
			12,485,086
Beverages-0%			
Miller Brewing,			
Notes, 4.25%, 8/15/2008	135,000	d	**134,763**
Chemicals-.2%			
Chevron Phillips,			
Notes, 5.375%, 6/15/2007	1,500,000		**1,535,486**
Computers-.4%			
International Business Machines,			
Notes, 2.375%, 11/1/2006	4,000,000		3,919,864
Sr. Notes, 4.75%, 11/29/2012	65,000		65,708
			3,985,572
Consumer Products-0%			
Kimberly-Clark,			
Notes, 5%, 8/15/2013	260,000		**266,019**
Electric Utilities-.4%			
Alliant Energy Resources,			
Notes, 7.375%, 11/9/2009	764,000		853,876
Public Service Company of Colorado,			
First Collateral Trust Bonds, Ser. 12, 4.875%, 3/1/2013	149,000		150,187
TXU Energy,			
Sr. Notes, 7%, 3/15/2013	300,000		336,466
Wisconsin Energy,			
Sr. Notes, 5.875%,4/1/2006	886,000		905,552
Wisconsin Power & Light,			
Notes, 7%, 6/15/2007	1,500,000		1,584,912
			3,830,993

Financial-8.3%			
Bear Stearns, Sr. Notes:			
3%, 3/30/2006	5,000,000		4,966,760
3.5%, 2/15/2009	1,182,000		1,135,118
Boeing Capital,			
Sr. Notes, 5.65%, 5/15/2006	1,935,000		1,978,338
Bonds, 5.8%, 1/15/2013	80,000	b	85,589
Caterpillar Financial Services,			
Notes, 3.7%, 8/15/2008	5,000,000		4,909,425
Citicorp,			
Sub. Notes, 6.375%, 11/15/2008	5,000,000		5,376,900
Ford Motor Credit, Notes:			
6.875%, 2/1/2006	1,000,000		1,023,866
2.67%, 3/13/2007	55,000	e	54,038
3.38%, 9/28/2007	160,000	e	159,027
GATX Financial Corp.,			
Notes, 6.86%, 10/13/2005	1,000,000		1,016,473
General Electric Capital,			
Debs., 8.75%, 5/21/2007	1,540,000		1,695,662
Notes, 6.125%, 2/22/2011	10,000,000		10,804,040
General Electric Global Insurance,			
Notes, 7.5%, 9/15/2010	5,725,000		6,382,499
General Motors Acceptance Corp,			
Notes, 6.75%, 12/1/2014	203,000		195,620
Goldman Sachs, Notes:			
3.875%, 1/15/2009	250,000		246,433
7.35%, 10/1/2009	10,000,000		11,178,180
International Lease Finance, Notes:			
4.75%, 7/1/2009	10,015,000		10,079,346
4.55%, 10/15/2009	4,000,000		3,991,244
Morgan Stanley,			
Notes, 4%, 1/15/2010	10,000,000		9,778,630
Sub. Notes, 4.75%, 4/1/2014	245,000		238,961
Textron Financial Corp.,			
Notes, 3.94%, 4/24/2006	2,000,000	e	2,026,404
			77,322,553
Health Care-1.2%			
Bristol-Myers Squibb,			
Notes, 4.75%, 10/1/2006	7,750,000		7,859,167
Tenet Healthcare,			
Sr. Notes, 6.375%, 12/01/2011	3,000,000		2,790,000
			10,649,167
Industrials-0%			
Emerson Electric,			
Bonds, 4.5%, 5/1/2013	200,000		**197,103**
Insurance-2.4%			
Aspen Insurance,			
Sr. Notes, 6%, 8/15/2014	220,000	d	225,880
Chubb,			
Notes, 6%, 11/15/2011	70,000		75,128
Loews,			
Notes, 6.75%, 12/15/2006	2,000,000		2,091,242
Marsh & McLennan Companies, Sr. Notes:			
5.375%, 03/15/2007	10,000,000		10,203,390
7.125%, 06/15/2009	5,000,000		5,423,640
Prudential Financial,			
Notes, 4%, 1/15/2009	4,000,000		3,951,820
			21,971,100
Media-1.4%			
Knight-Ridder,			
Notes, 4.625%, 11/1/2014	296,000		288,998
Liberty Media,			
Notes, 3.5%, 9/25/2006	7,000,000		6,921,054
Sr. Notes, 5.7%, 5/15/2013	5,550,000	b	5,455,500
			12,665,552
Mining & Metals-0%			
Alcoa,			
Notes, 4.25%, 8/15/2007	55,000		**55,219**
Oil & Gas-.4%			
ConocoPhillips, Sr. Notes:			
6.35%, 4/15/2009	3,397,000		3,656,320
4.75%, 10/15/2012	115,000		116,107
			3,772,427
Paper & Forest Products-0%			
International Paper,			
Notes, 5.85%, 10/30/2012	55,000		**58,641**
Pharmaceutical-3%			
Cardinal Health, Notes:			
6%, 1/15/2006	3,650,000		3,705,506
6.25%, 7/15/2008	4,000,000		4,177,712
6.75%, 2/15/2011	10,925,000	b	11,985,610
Pharmacia,			
Notes, 5.875%, 12/1/2008	7,500,000		7,953,968
			27,822,796
Real Estate-0%			
EOP Operating,			
Sr. Notes, 7%, 7/15/2011	80,000		**88,928**
Residential Mortgage Pass- Through Certificates-.1%			
First Horizon Alternative Mortgage Securities I,			
Ser. 2004-FA1, Cl. A1, 6.25%, 10/25/2034	916,941		**945,302**
Retail-.1%			
Tricon Global,			
Notes, 8.875%, 4/15/2011	270,000		**327,302**
Software-.1%			
Oracle, 6.91%, 2/15/2007	945,000		**990,731**
Structured Index-.2%			
Morgan Stanley Traded Custody Receipts:			
Ser. 2002-1, 5.878%, 3/1/2007	2,146,000	d,f	**2,200,120**
Telecommunications-1.8%			
AT&T Wireless Services,			
Sr. Notes, 7.875%, 3/1/2011	8,000,000		9,293,616
British Telecommunications,			
Notes, 8.375%, 12/15/2010	266,000		314,086
Pacific Bell,			
Notes, 6.125%, 2/15/2008	1,000,000		1,050,766
SBC Communications,			
Notes, 5.75%, 5/2/2006	5,000,000		5,113,535
Sprint Capital,			
Sr. Notes, 6.125%, 11/15/2008	211,000		222,771
Verizon Florida,			
Deb., 6.125%, 1/15/2013	143,000	b	151,119
Verizon Wireless Capital,			
Notes, 5.375%, 12/15/2006	45,000		46,128
			16,192,021
U.S. Government-1.8%			
U.S. Treasury Notes:			
2.625%, 3/15/2009	6,000,000	b	5,720,160
U.S Treasury Inflation Protection Securities:			
3.375%, 4/15/2032	1,073,322	g	1,417,271
2%, 7/15/2014	5,122,208	b,g	5,268,793
3.625%, 4/15/2028	3,467,823	g	4,541,186
			16,947,410
U.S. Government Agencies/Mortgage-Backed-3.9%			
Federal Home Loan Banks,			
Bonds, 4%, 12/16/2013	2,000,000		1,990,812
Federal Home Loan Mortgage Corp., Notes:			
Mortgage Backed:			
2.375%, 2/15/2007	8,000,000		7,799,680
4.75%, 12/8/2010	5,000,000		5,004,350
5.5%, 9/1/2034	31,759		32,106
6.5%, 5/1/2032	56,762		59,156
Federal National Mortgage Association, Notes:			
Mortgage Backed:			
4%, 11/10/2014	5,000,000		4,979,880
5%, 11/28/2014	10,000,000		10,023,720
5.5%, 9/1/2034	129,251		130,504
6%, 9/1/2034	300,183		308,290
6%, 5/1/2033	193,015		198,202
8%, 1/1/2030-7/1/2030	338,716		364,858
Government National Mortgage Association I:			
Mortgage Backed:			
5.5%, 6/15/2033	479,820		488,514
6%, 6/15/2002-1/15/2034	4,744,615		4,903,244
6.5%, 6/15/2032	70,101		73,606
			36,356,922
Total Bonds and Notes			
(cost $266,169,894)			**265,415,067**

Other Investments-.8%	Shares		Value($)
Registered Investment Companies;			
Dreyfus Institutional Preferred Plus Money Market Fund			
(cost $7,635,000)	7,635,000	h	**7,635,000**

Investment of Cash Collateral for Securities Loaned-3.1%	Shares	Value($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $27,378,968)	28,378,968 [h]	**28,378,968**
Total Investments (cost $897,646,173)	102.5%	**950,286,283**
Liabilities, Less Cash and Receivables	(2.5%)	**(23,034,226)**
Net Assets	100.0%	**927,252,057**

ADR-American Depository Receipts.

a Non-income producing.

b All or a portion of these securities are on loan. At February 28, 2005, the total market value of the fund's securities on loan is $27,349,707 and the total market value of the collateral held by fund is $28,378,968.

c Non-income producing--security in default.

d Securities exempt from registration under rule 144A of the Securities Act of 1933. These securities may be sold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Trustees. At February 28, 2005 these securities amounted to $ 2,560,763 or .3% of the net assets.

e Variable rate security- interest rate subject to periodic change.

f Security linked to a portfolio of investment grade debt securities.

g Principal amount for accrual purpose is periodically adjusted based on a changes to the Consumer Price Index.

h Investments in affiliated money market mutual funds.

i Securities valuation policies and other investment related disclosures are hereby incorporated by reference in the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Premier Select Fund
Statement of Investments
February 28, 2005 (Unaudited)

Common Stock-76.3%	Shares		Value($)
Consumer Discretionary-9.2%			
Interpublic Group of Companies	120,000	a	1,576,800
Liberty Media	90,000	a	912,600
Time Warner	38,000	a	654,740
			3,144,140
Consumer Staples-4.1%			
Coca-Cola	33,000		**1,412,400**
Drug Company-14.9%			
Bristol-Myers Squibb	24,000		600,720
Merck & Co.	45,000		1,426,500
Pfizer	77,000		2,024,330
Schering-Plough	30,000		568,500
Wyeth	12,000		489,840
			5,109,890
Financial-11.5%			
Federal Home Loan Mortgage	11,000		682,000
Federal National Mortgage Association	25,000		1,461,500
Marsh & McLennan Cos.	55,000		1,795,750
			3,939,250
Industrials-13.3%			
Career Education	65,000	a	2,219,750
Corinthian Colleges	135,000	a	2,334,150
			4,553,900
Information Technology-13.0%			
BISYS Group	85,000	a	1,259,700
Electronic Data Systems	120,000		2,556,000
First Data	16,000		656,320
			4,472,020
Medical-2.6%			
Coventry Health Care	14,328	a	**904,097**
Pharmaceutical Division-7.7%			
Cardinal Health	45,000		**2,634,750**
Total Common Stocks			
(cost $22,413,947)			**26,170,447**

Other Investments-23.8%	Shares		Value($)
Registered Investment Companies:			
Dreyfus Institutional Preferred Plus Money Market Fund			
(cost $8,175,000)	8,175,000	b	**8,175,000**
Total Investments(cost $30,588,947)	100.1%		**34,345,447**
Liabilities, Less Cash and Receivables	(.1%)		**(34,285)**
Net Assets	100.0%		**34,311,162**

a Non-income producing.
b Investments in affiliated money market mutual funds.
c Securities valuation policies and other investment related disclosures are hereby incorporated by reference in the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.